Contact

www.linkedin.com/in/kelseymoreira (LinkedIn)

Top Skills

Product Marketing
Marketing
Typing

Kelsey Moreira

Founder & Fearless Leader @ Doughp | Forbes 30 Under 30 | Addiction Recovery Advocate

Dallas, Texas, United States

Summary

Kelsey Moreira is a passionate entrepreneur who, after getting sober in 2015, ditched her decade-long tech career with Intel and followed her sweet tooth to open her own cookie dough company: Doughp. With her infectious enthusiasm & business savvy behind her, Doughp experienced monumental growth in their first 4 years with revenue increasing on average 295% YoY. Leading Doughp to be named in the Inc 5000 Fastest Growing Companies in America in 2021.

She's appeared on ABC's Shark Tank twice and has been named a Forbes 30 Under 30. Kelsey is using her platform to reduce social stigmas around addiction recovery and mental health through her #Doughp4Hope initiative. Through donations made from every purchase of Doughp, they've donated more than $100,000 to nonprofits in the space.

Outside of cookie dough, Kelsey enjoys taking moonlit strolls in the park… and fitting in some yoga & meditation to catch some zen in the entrepreneur fast lane!

Experience

Doughp Desserts

Founder & Fearless Leader
April 2017 - Present (6 years 1 month)
United States

After getting sober in 2015, I rediscovered my passions in the kitchen and wound up ditching a 10-year tech career at Intel to open Doughp (think..that's "dope") in 2017. An edible, bakeable, and ridiculously tasty cookie dough company on a mission to make the world a little sweeter. Our product stands out from the crowd with an Eat-it-or-Heat-it approach, able to be eaten raw or baked. And in its ability to hone in on the increasing demand for a balance of health & #treatyoself — we've got "The Doughp 6"; six all-natural ingredients

that make up our base cookie dough recipe for a responsible indulgence that's just freaking delicious.

In May 2019, we were featured on ABC's Shark Tank (Season 10, Episode 22) and received some stellar accolades; I.e. Barbara Corcoran noting me as "the most sophisticated store owner [she'd] ever met in [her] life." —#shook.

Our mission to change the world starts with our #Doughp4Hope initiative, working to reduce stigmas around mental health & addiction. We donate heavily to non-profits working in the space and also walk-the-walk by instilling crucial Mental Health Policies for our staff.

We ship our dough nationwide.
Dig in and learn more at Doughp.com.

Intel Corporation
4 years

Program Manager for #HackHarassment
May 2016 - July 2017 (1 year 3 months)
San Francisco Bay Area

I managed the Hack Harassment (www.hackharassment.com) initiative as a project manager and evangelist. This is a cross-industry initiative started by Intel, Vox Media, Re/code, and Lady Gaga's Born This Way Foundation to reduce online harassment and promote a safer, more inclusive online experience.

#HackHarassment aims to:
1. Elevate the Conversation: Raise awareness of the problem, humanize its impact, and spotlight those working towards tangible solutions.
2. Foster Collaboration: Bring together a broad coalition of organizations, influencers, and users who are committed to fighting online harassment to share learning and resources.
3. Cultivate Real Solutions: Work with innovators, experts, and users to encourage the creation and implementation of tools to combat online harassment.

Product Line Manager
September 2014 - April 2016 (1 year 8 months)
Worked on Intel IoT Gateway Technology in the Internet of Things Group. Aided in driving customer-oriented product requirements and engineering

coordination to deliver in accordance to business timelines. Enabled the Intel sales channel to grow the pipeline of interested customers and create guidance for what, why and where to sell Intel IoT Gateway Technology based solutions. Developed and implement field training and collateral plans, and manage field & customer communications including regular program updates. Grew customer/partner opportunities in multiple geographies for the Intel IoT Gateway. Designed & implemented new go-to-market plans for our customers and help discover new methods to scale customer solutions.

Product Marketing Manager
August 2013 - September 2014 (1 year 2 months)
Folsom, CA

Program manager for the Intel® Business App Portfolio. Owned the initiative from concept through worldwide program, which helped drive sales of over 200k Intel based tablets and 2 in 1 devices into the Small and Medium Business market within 3 months of its release. Negotiated joint SMB offerings with ISVs, ODMs, LOEMs, and retailers. Planned go-to-market activities and drove the product roadmap & strategy for the offering.

Intel Corporation
Technical Marketing Intern
June 2007 - June 2013 (6 years 1 month)
Folsom, CA / Chandler, AZ

Business Client Software Team:
Working on the Small Business Advantage Team. Customer and partner communications. Creation of marketing collateral and training material. Conducting OEM Software Analysis.

Business Client Solutions & Enabling:
Created numerous tutorial videos for Intel® vPro Use Case Reference Designs. Guided the creation of a product web page for Intel® SCS as a part of Intel.com. Extensive work alongside the Intel® SCS PME. Continued managerial duties on the Intel® vPro Expert Center. Responsible for executing BCPD's social media plan for Intel® vPro. Held bi-weekly calls with employees around the globe to provide business client updates. Work directly with agencies for content creation.

End-User Platform Integration:
Continued to co-managed an online website (The vPro Expert Center) and produced a technology based radio show and weekly status report for Intel® vPro Technology. Created web-based documents on the vPro Expert Center.

Oversaw the tasks and co-managed two high school interns. Understood high-end corporate networks that require secure managed environments using third party management applications such as Microsoft SCCM/SMS Altiris & LANDesk.

Business Client Group:
Completed asset forms for all rooms at events, created and maintained large orders of event material, managed all reviews and rehearsals for classes to be held at Intel events. Performed as main organizer of the Intel Roadmap Update Meeting for ~400 people in Santa Clara, CA. Immersed into business relations and work with highly experienced professionals.

Digital Office Platform Marketing:
Worked with case studies, created informative videos for provisioning worked on event coordination, customer distribution, and learned about vPro technology. Co-managed the Intel vPro Expert Center website. Developed Use Case Reference Design videos for IT professionals that work with Intel vPro Technology.

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Education

Arizona State University - W. P. Carey School of Business
Marketing, International Business · (2009 - 2013)